
September 29, 2014

Via E-mail
Mr. Christopher Swift
Chief Executive Officer
The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, CT 06155

Re: The Hartford Financial Services Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-13958

Dear Mr. Swift:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

2. Business Dispositions, page F-20

1. Please provide us an analysis supporting your accounting including separation, allocation, recognition and classification for the sales of the retirement plans and individual life businesses with reference to the authoritative literature upon which you relied. Include in your analysis how you determined the amount of net realized capital gains and reinsurance loss on disposition for each of these sales demonstrating compliance with the referenced literature.

8. Deferred Policy Acquisition Costs and Present Value of Future Profits, F-66

2. Regarding the unlock charge of $887 million in 2013 as a result of eliminating future estimated gross profits on the Japan variable annuity block due to the increased costs associated with expanding the Japan variable annuity hedging program, please describe for us this hedging program, the facts and circumstances leading to your decision to expand it and the timing of your decision. Demonstrate for us how expanding the program eliminated the future estimated gross profits and resulted in the $887 million charge, and tell us what base you used for computing future amortization after recording the unlock charge. Reference for us the accounting literature upon which you relied to account for the hedging program and to record the unlock charge and future amortization.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                Sincerely,

                                /s/ Jim B. Rosenberg

                                Jim B. Rosenberg
                                Senior Assistant Chief Accountant